Exhibit 99.1

Press Release

For immediate release

LIMINAL BIOSCIENCES REPORTS Q1 2020 RESULTS

LAVAL, QC, and CAMBRIDGE, UK – May 13, 2020 – Liminal BioSciences Inc. (Nasdaq & TSX: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company today reported its financial results for the first quarter ended March 31, 2020.

Liminal BioSciences will host a conference call at 8:30am (EDT) on Thursday May 14, 2020. The telephone numbers to access the conference call are 1-888-231-8191 and 647-427-7450. An audio replay of the call will be available as of Thursday May 14, 2020 at 10:30am (EDT). The numbers to access the audio replay are 416-849-0833 and 1-855-859-2056 using the following password (7498224). A live audio webcast of the conference call will be available by clicking here.

“We have taken substantial steps to safeguard our employees and wider community from the COVID-19 pandemic by implementing business continuity plans,” said Kenneth Galbraith, Liminal BioSciences’ Chief Executive Officer.  “2020 remains an important and eventful year for the Company. While there are uncertainties for the year ahead, we remain focused on the resubmission of our Biologic License Application, or BLA to the Food and Drug Administration, or FDA for Ryplazim® (plasminogen), or Ryplazim® as a treatment of patients with congenital plasminogen deficiency, and the development of our small molecule pipeline. We also continue to plan and explore alternatives for the commercial launch of Ryplazim®, initially in the United States, if approved. We will continue to monitor and provide more updates as the situation unfolds.”

COVID-19 Update

As we continue to adapt to the COVID-19 pandemic and begin to plan for a post COVID-19 future, the safety of our employees, patients and wider communities remains our priority.

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During the first quarter, COVID-19 did not have a material impact on our underlying business operations or financial condition, and we are leveraging our digital tools to limit the disruption caused by COVID-19 on business activities. We continue to plan for commencement of a Phase 1 multi-ascending dose study for Fezagepras during 2020. However, we will not be providing further guidance on the nature and timing of future trials for Fezagepras given the potential impact of COVID-19 on our ability to commence, recruit and complete such studies in a timely and predictable manner.

Liminal BioSciences has recently been conducting its own preclinical research and reviewing published data on the use of plasminogen as a potential treatment for patients affected with COVID-19. Any additional preclinical research or potential clinical studies to study plasminogen in COVID-19 infected patients would require additional evaluation and the support of government agencies, collaboration partners and funding agencies. We have also leveraged our plasma collection capabilities to commence collecting blood plasma from recovered COVID-19 patients to be potentially used in the manufacture of hyperimmune immunoglobulins by third parties for clinical trial purposes.

Financials

First Quarter 2020 Financial Results:

Following the sale of our bioseparations business at the end of 2019, we have restated the prior periods to remove the impact of those operations from the applicable lines in the financial statements and have reclassified those results to the discontinued operations line in the financial statements:

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Working Capital: As of March 31, 2020, the Company’s working capital, i.e. the current assets net of current liabilities, amounts to a surplus of $41.1 million compared to $63.6 million as of December 31, 2019. Our cash and cash equivalents position at March 31, 2020 was $36.6 million. We also currently have a line of credit from Structured Alpha LP, or SALP, of which $29.1 million is available to be drawn as of March 31, 2020.

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Revenues were $1.1 million for the first quarter of 2020, as compared to $2.3 million for the first quarter of 2019. The decrease was principally due to the decrease of $1.3 million in revenues from the sale of plasma during the quarter ended March 31, 2020 compared to the corresponding period in 2019.

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Research and development (R&D) expenses were $17.0 million for the first quarter of 2020 compared to $17.5 million for the first quarter of 2019. This decrease was primarily due to the reduction of expense from the Winnipeg contract manufacturing organization of $0.8 million.

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Administration, selling and marketing expenses were $10.7 million for the first quarter of 2020 compared to $7.1 million for the first quarter of 2019. The increase was primarily due to the increase in the director and officer insurance and professional fees in connection with the additional public reporting costs of our listing on the Nasdaq Stock Market LLC (“Nasdaq”).

•	Finance costs were $1.6 million for the first quarter of 2020 compared to $7.1 million for the first quarter of 2019. The decrease was primarily due to lower amounts of indebtedness.
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Net loss from continuing operations was $27.7 million for the first quarter of 2020 compared to $29.1 million for the first quarter of 2019. The decrease was mainly driven by the decrease in finance costs of $5.5 million reflecting the lower amounts of indebtedness. The decrease was partially offset by the increase of $3.6 million of administration, selling and marketing expenses reflecting the additional professional fees and public reporting costs and insurance costs of our listing on the Nasdaq.

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases related to fibrosis, including respiratory, liver and kidney diseases that have high unmet medical need. Liminal BioSciences has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including free fatty acid receptors such as G-protein-coupled receptor 40 (GPR40) a related receptor (GPR84), and peroxisome proliferator-activated receptors, or PPARs. In preclinical studies, we observed that targeting these receptors promoted normal tissue regeneration and scar resolution, including preventing the progression of, and reversing established

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fibrosis. We also have encouraging clinical data that we believe supports the translatability of our preclinical data observations to the clinic.  We have leveraged this understanding, as well as our experience with generating small molecules, to build a pipeline of differentiated product candidates. Our lead small molecule product candidate, fezagepras (PBI-4050), is expected to enter an additional Phase 1 clinical trial to evaluate multiple ascending doses of fezagepras in healthy volunteers, at daily dose exposures higher than those previously evaluated in our completed Phase 1 and Phase 2 clinical trials.

Liminal BioSciences has also leveraged its experience in bioseparation technologies through its wholly-owned subsidiary Prometic Bioproduction Inc. to isolate and purify biopharmaceuticals from human plasma. Our lead plasma-derived product candidate is Ryplazim®, for which the Company expects to resubmit a BLA with the FDA seeking approval to treat patients with congenital plasminogen deficiency.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses and unaudited financial information that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to the timing of any planned BLA resubmission, development of R&D programs, the timing of initiation of clinical trials, the exploration of alternatives for the future commercialization of Ryplazim®, if approved, including through a third-party marketing collaboration, and the potential commercial launch of Ryplazim®, if approved.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. At this stage, the product candidates of the Company have not been authorized for sale in any country. Among the factors that could

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cause actual results to differ materially from those described or projected herein include, but are not limited to, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize product candidates, if ever, the impact of the COVID-19 crisis on its business operations, clinical development, regulatory activities and financial and other corporate impacts, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical trials, the ability of Liminal BioSciences’ to take advantage of business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the Company’s U.S. Securities and Exchange Commission and Ontario Securities Commission filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2019 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Bruce Pritchard

b.pritchard@liminalbiosciences.com

+1 450.781.0115

Patrick Sartore

p.sartore@liminalbiosciences.com

+1 450.781.0115

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